

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700


03037377

30 October 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC


SEC MAIL
RECEIVED
PROCESSING
NOV 10 2003
WASH, D.C.
188
SECTION

Exemption File 82-5204

Dear Sirs,

GKN plc – Listing Announcement

For your information I enclose a copy of the above announcement which was sent to the London Stock Exchange yesterday.


PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Yours faithfully,

S. DeRitter

David Pavey
Assistant Company Secretary

Enc.

dlw 11/17

29 October 2003

GKN plc (the "Company")

Application was made on 28 October 2003 to the Financial Services Authority and the London Stock Exchange Plc for a total of 700,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 30 October 2003 and trading will commence on 31 October 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	700,000

When issued, these shares will rank pari passu with the existing Ordinary shares.